210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces 2009 Third Quarter Results

CALGARY, AB, November 5, 2009 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results for the three and nine-month periods ended September 30, 2009.

“In the third quarter, we passed a number of key milestones in our evolving REOLYSIN® development program, including making progress on a number of Phase II clinical initiatives and in manufacturing,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “Subsequent to quarter-end, we met our most important milestone to date in the advancement of our clinical program as we reached an agreement with the U.S. FDA on the design of a Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers.”

Selected Third Quarter Highlights:

During the quarter, the Company announced:

•	Conclusion of patient enrollment in the Phase II component of the Company’s U.K. REOLYSIN and paclitaxel/carboplatin clinical trial (REO 11);
•	Successful completion of the lyophilized (freeze-dried) formulation development program for REOLYSIN;
•	Successful completion of an initial 100-litre production run of REOLYSIN under cGMP conditions;
•
The grant of the Company’s 32nd U.S. Patent, No. 7,582,289, entitled “Viruses for the Treatment of Cellular Proliferative Disorders” with the claims covering methods of using modified parapoxvirus orf virus to treat Ras-mediated cancers;

•	Acceleration of the warrant expiry date on warrants issued in connection with a financing completed in December 2008; and
•
The start of enrollment in a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with metastatic melanoma being conducted at the Cancer Therapy & Research Center at the University of Texas Health Science Center (CTRC).

Latest Highlights

Subsequent to quarter end, the Company announced:

•
An agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) process for the design of a Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers;

•	Acceleration of the warrant expiry date on warrants issued in connection with a financing completed in May 2009;
•
Grant of the Company’s 33rd U.S. Patent, No. 7,608,257, entitled “Sensitization of Chemotherapeutic Agent Resistant Neoplastic Cells With a Virus.” The patent claims cover methods of using reovirus in combination with currently approved chemotherapeutic agents to treat patients that are refractory to those chemotherapeutic agents alone;

•	The results of the two warrant expiry date acceleration programs for warrants issued and amended in December 2008 and issued in 2009, generating proceeds of approximately $14.9 million.

Oncolytics Biotech Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at,

	September 30, 2009 $	December 31, 2008 $
ASSETS
Current
Cash and cash equivalents	9,654,719	7,429,895
Short-term investments	—	5,846,634
Accounts receivable	59,314	86,322
Prepaid expenses	306,926	179,668
	10,020,959	13,542,519
Capital assets	218,988	263,926
Intellectual property	—	180,750
	10,239,947	13,987,195
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	3,116,394	4,534,111

Shareholders' equity
Share capital
Authorized: unlimited number of common shares
Issued:49,608,569 (December 31, 2008 – 43,830,748)	102,532,889	95,234,924
Warrants	4,755,846	3,425,110
Contributed surplus	13,377,964	13,349,801
Deficit	(113,543,146)	(102,556,751)
	7,123,553	9,453,084
	10,239,947	13,987,195

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending September 30, 2009 $	Three Month Period Ending September 30, 2008 $	Nine Month Period Ending September 30, 2009 $	Nine Month Period Ending September 30, 2008 $	Cumulative from inception on April 2, 1998 to September 30, 2009 $
Revenue
Rights revenue	—	—	—	—	310,000
	—	—	—	—	310,000
Expenses
Research and development	1,954,367	3,210,294	8,006,232	9,650,595	82,538,009
Operating	736,024	880,438	2,703,509	3,250,830	27,540,534
Stock based compensation	7,982	17,339	28,163	54,955	4,797,007
Foreign exchange loss/(gain)	(16,793)	29,026	42,345	(20,059)	631,772
Amortization – intellectual property	—	90,375	180,750	271,125	3,615,000
Amortization – property and equipment	15,772	11,853	49,612	35,233	546,763
	2,697,352	4,239,325	11,010,611	13,242,679	119,669,085
Loss before the following:	2,697,352	4,239,325	11,010,611	13,242,679	119,359,085

Interest income	(3,360)	(98,493)	(24,216)	(452,944)	(6,558,221)
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Loss before income taxes	2,693,992	4,140,832	10,986,395	12,789,735	114,658,146
Future income tax recovery	—	—	—	—	(1,115,000)
Net loss and comprehensive loss for the period	2,693,992	4,140,832	10,986,395	12,789,735	113,543,146
Basic and diluted loss per share	0.05	0.10	0.23	0.31
Weighted average number of shares (basic and diluted)	49,465,849	41,180,748	46,942,128	41,180,748

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending September 30, 2009 $	Three Month Period Ending September 30, 2008 $	Nine Month Period Ending September 30, 2009 $	Nine Month Period Ending September 30, 2008 $	Cumulative from inception on April 2, 1998 to September 30, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(2,693,992)	(4,140,832)	(10,986,395)	(12,789,735)	(113,543,146)
Deduct non-cash items
Amortization – intellectual property	—	90,375	180,750	271,125	3,615,000
Amortization – property and equipment	15,772	11,853	49,612	35,233	546,763
Stock based compensation	7,982	17,339	28,163	54,955	4,797,007
Other non-cash items	—	—	—	—	1,383,537
Net changes in non-cash working capital	60,253	(1,217,916)	(1,517,967)	(35,573)	2,750,154
	(2,609,985)	(5,239,181)	(12,245,837)	(12,463,995)	(100,450,685)
INVESTING ACTIVITIES
Capital assets	(1,325)	(10,927)	(4,674)	(69,672)	(818,418)
Purchase of short-term investments	—	(62,435)	—	(314,631)	(49,416,864)
Redemption of short-term investments	—	9,813,364	5,846,634	18,813,364	48,998,380
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343
	(1,325)	9,740,002	5,841,960	18,429,061	1,760,043
FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	342,570	—	715,835	—	16,016,903
Proceeds from acquisition of private company	—		1,800,120		1,800,120
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	(59,893)	—	6,112,746	—	52,390,953
	282,677	—	8,628,701	—	108,345,361
Increase (decrease) in cash and cash equivalents during the period	(2,328,633)	4,500,821	2,224,824	5,965,066	9,654,719
Cash and cash equivalents, beginning of the period	11,893,352	8,179,341	7,429,895	6,715,096	—
Cash and cash equivalents, end of the period	9,654,719	12,680,162	9,654,719	12,680,162	9,654,719

To view the 2009 Third Quarter Report which includes the Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management’s Discussion and Analysis, please see the Company’s third quarter filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2009 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com